EXHIBIT 99.1

Ferguson to Issue Fourth Quarter and Year End Results
And Host Conference Call on September 27, 2022

Wokingham, England—September 13, 2022—Ferguson plc (NYSE: FERG, LSE: FERG) announces today that it will issue its fourth quarter and year end results on Tuesday, September 27, 2022. The results will be available on Ferguson’s website at www.fergusonplc.com at 6:50 a.m. ET/11:50 a.m. BST.

A webcast of the analyst and investor presentation will be broadcast at 7:30 a.m. ET/12:30 p.m. BST on the same day. Participants can register for the webcast at www.fergusonplc.com.

A slide presentation that accompanies the event will be available 15 minutes prior to the start time at www.fergusonplc.com/en/investors-and-media/results-and-reports.html. An archived version of the webcast and slide presentation will be available for 12 months after the live event.
About Ferguson
Ferguson plc (NYSE: FERG; LSE: FERG) is a leading value-added distributor in North America providing expertise, solutions and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We exist to make our customers’ complex projects simple, successful and sustainable. Ferguson is headquartered in the U.K., with its operations and associates solely focused on North America and managed from Newport News, Virginia. For more information, please visit www.fergusonplc.com or follow us on LinkedIn https://www.linkedin.com/company/ferguson-enterprises.

For further information please contact:

Investor Inquiries	Media Inquiries
Brian Lantz Vice President, IR and Communications Ferguson +1 224 285 2410 Brian.lantz@ferguson.com	John Pappas Director, Financial Communications Ferguson +1 484 790 2727 John.pappas@ferguson.com
Pete Kennedy Director, Investor Relations Ferguson +1 757 603 0111 Peter.kennedy@ferguson.com	Jonathan Doorley Partner Brunswick +1 212 333 3810 jdoorley@brunswick.com
Rebecca Kral Director Brunswick +1 917 818 9002 Rkral@brunswick.com